

February 27, 2009

<u>Via U.S. Mail and Fax (418-694-9120)</u>
Mr. Gaétan Mercier
Chief Financial Officer
Virginia Mines Inc.
116 St. Pierre Street, Suite 200
City of Québec, Québec, Canada G1K 4A7

   Re: **Virginia Mines Inc.**
      Form 40-F for the Fiscal Year Ended February 29, 2008
      Filed May 29, 2008
      Form 6-K for the Fiscal Quarter Ended November 30, 2008
      Filed January 14, 2009
      File No. 0-29880

Dear Mr. Mercier:

   We have reviewed your Form 40-F for the Fiscal Year Ended February 29, 2008 and Form 6-K for the Fiscal Quarter Ended November 30, 2008 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended February 29, 2008

Controls and Procedures, page 4

1.   We note your statement that "In view of the deficiency in the Company's internal
        control over financial reporting, as discussed below, that resulted in a material
        audit adjustment in the Company's financial statements for the year ended
        February 29, 2008 , the Chief Executive Officer and Chief Financial Officer of
        the Company concluded that the disclosure controls and procedures were not
        effective *to ensure that information required to be disclosed by the Company in
        reports that it files or submits under the Exchange Act is recorded, processed,
        summarized and reported within the time periods specified in Securities and
        Exchange Commission rules and forms* (emphasis added)."

        Please refer to the definition of "disclosure controls and procedures" in Exchange
        Act Rule 13a-15(e). Please revise your disclosure to address not only the issues
        addressed in the italicized language above, but also the issue of whether your
        officers concluded that your disclosure controls and procedures are effective to
        ensure that information required to be disclosed is accumulated and
        communicated to your management, including your Chief Executive Officer and
        Chief Financial Officer, to allow timely decisions regarding required disclosure.

Exhibit 2, Audited Financial Statements

Statements of Earnings, page 2

2.   We note the line item "Option payments received as financial instruments in
        excess of cost of mining property" in the amount of $4,338,141. Describe for us
        the terms and conditions of the transaction underlying this item. Additionally, tell
        us how you determined the amount and timing of the item. Provide reference to
        the authoritative literature that supports your accounting under both Canadian and
        U.S. GAAP.

Statements of Cash Flows, page 7

3.   Reconcile amounts reported as "Change in credit on duties refundable for loss and
        refundable tax credit related to exploration costs applied against mining
        properties" reported here to amounts reported under Note 5 – Amounts
        Receivable.

Note 16, United States generally accepted accounting principles (U.S. GAAP)

(a) Mining Properties, page 41

4.   We note the disclosure indicating that acquisition costs of mining properties are expensed in the year incurred. Please clarify why you have not capitalized such costs as tangible assets. Refer to EITF 04-02.

Statements of cash flows - under U.S. GAAP, page 47

5.   Provide us with a reconciliation of cash flows from operating activities under Canadian GAAP to corresponding amounts under U.S. GAAP. As part of your response, explain how amounts related to property acquisition and exploration activities are reported for purposes of U.S. GAAP.

Exhibit 3 Management's Discussion and Analysis

Result of Operations from Continuing Operations, page 14

6.   You disclose that $975,472 in fringe benefits result from the exercise of all the stock options at the end of the 2006 fiscal year. Please tell us the nature of these costs and how the amount and timing of the charge was determined under both Canadian and U.S. GAAP.

Liquidity and Capital Resources from Continuing Operations, page 15

7.   We note the discussion under this section indicating that "in the fiscal year ended February 29, 2008, cash flows from operating activities amounted to $0.1M compared to a use of $3.3M in the fiscal year ended February 28, 2007. In the course of the 2008 fiscal year, items having no effect on working capital amount to $1,241,056. Consequent to these adjustments, cash flows from operating activities increased by $855,302." We note similar disclosure related prior years.

It is not clear to us what "items having no effect on working capital" refers to, how the amounts in the disclosure were determined or what the disclosure is intended to convey to investors. In future filings, provide disclosure that clearly explains how any similar measures are calculated, how they relate to amounts disclosed in your statements of cash flows, and how the discussion is intended to be used by investors.

Exhibits 5.1 and 5.2

8.   We note that in each certification, the word "company" is substituted in multiple places for the word "issuer." In future filings, please revise to match more precisely the wording specified in Form 40-F.

Form 6-K for the Fiscal Quarter Ended November 30, 2008

Disclosure Controls and Procedures and Internal Control over Financial Reporting, page 12

9.   We note your statement that "We *are likely to believe* that this new procedure will eliminate this material weakness in internal controls over financial reporting [emphasis added]." Please revise to remove the language "are likely to believe" and instead state whether or not you believe that this new procedure will eliminate the material weakness.

10.   We note your statement that "As at [date], the President and Chief Executive Officer and the Chief Financial Officer reviewed the effectiveness of the internal control *and are satisfied with it* [emphasis added]." Please revise to remove the language "are satisfied with it" and instead state whether or not these officers concluded that internal control over financial reporting was *effective*.

11.   Comments 9 and 10 above also apply with regard to the Forms 6-K filed on July 15, 2008 and October 14, 2008, respectively (see pages 10 and 11, respectively, of these filings).

Engineering Comments

Form 40-F for Fiscal Year Ended February 29, 2008

General

12.   To minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

Exhibit 1, 3.1.5 Exploration and Drilling, page 6

13.   We note in several locations you have describe your best sample results,
       employed numerous sample ranges, referenced grab samples, and parts per billion
       in your sample results descriptions, despite your assurances in your
       correspondence of February 20, 2007. When reporting the results of sampling
       and chemical analyses, you should address each of the following regarding
       mineralization of existing or potential economic significance on your property:

- Disclose only weighed-average sample analyses associated with a
  measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample
  is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets.
  Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated
  based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

       Please revise relevant disclosures throughout your document to comply with this
       guidance.

Exhibit 1, 3.3.5 Exploration Work and Drilling, page 11

14.   We note you have combined the measured and inferred resource estimates of the
       Poste Lemoyne property which is not permissible in Canadian filings. We also
       note you have stated your resources as units of product, such as ounces of gold or
       pounds of copper, despite your assurances in your correspondence of February 20,
       2007. In addition you have failed to indicate the economically based cutoff grade
       used to delimit your resources, listing the commodity sales price, operating costs
       and recovery parameters. Please revise your disclosure to address these issues.

15.   We note you have also not included the map of your material properties, despite
       your assurances in your correspondence of February 20, 2007. Please insert a
       small-scale map showing the location and access to each material property, as
       required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the
       EDGAR program now accepts Adobe PDF files and digital maps, so please
       include these maps in any documents that are uploaded to EDGAR. It is
       relatively easy to include automatic links at the appropriate locations within the
       document to GIF or JPEG files, which will allow figures and diagrams to appear
       in the right location when the document is viewed on the Internet. For more
       information, please consult the EDGAR manual, and if additional assistance is
       required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing
       Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the
       guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally
       require maps and drawings to comply with the following features:

       • A legend or explanation showing, by means of pattern or symbol, every
         pattern or symbol used on the map or drawing.

       • A graphical bar scale should be included. Additional representations of
         scale such as "one inch equals one mile" may be utilized provided the
         original scale of the map has not been altered.

       • A north arrow.

       • An index map showing where the property is situated in relationship to the
         state or province, etc., in which it was located.

       • A title of the map or drawing, and the date on which it was drawn.

       • In the event interpretive data is submitted in conjunction with any map,
         the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Exhibit 3, Poste Lemoyne Extension Property, page 6

16.   We note your disclosure of a gold equivalent grade in this section. Please disclose the other associated commodities or products, the method you used to calculate this equivalent value and the associated parameters used in the calculation. This may include your assumed metal prices and metallurgical recoveries.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Suying Li at (202) 551-3335, or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Norman Gholson at (202) 551-3237, Anne Parker, Branch Chief, at (202) 551-3611, or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director